                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             _______________________

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 13)
                             _______________________

                            ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                            (Name of Subject Company)

                         RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                             ROCKLAND PARTNERS, INC.
                                 ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                 (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             _______________________

        Michael L. Ashner                    Copy to:
 Raleigh Capital Associates L.P.          Mark I. Fisher
     100 Jericho Quadrangle              Todd J. Emmerman
            Suite 214                  Rosenman & Colin LLP
  Jericho, New York  11735-2717         575 Madison Avenue
         (516) 822-0022            New York, New York 10022-2585
                                          (212) 940-8800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


                     TRANSACTION                     AMOUNT OF
                     VALUATION*                      FILING FEE
                     -----------                     ----------
                     $50,000,000                     $10,000.00

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: $10,000.00
                       ------------

Filing Party: Raleigh Capital Associates L.P.
              -------------------------------

Form or registration no.: Schedule 14D-1    Date Filed:  October 17, 1996
                          --------------                 ----------------

                          (Continued on following pages)
                               (Page 1 of 8 Pages)

CUSIP No.:  N/A                       14D-1               Page  2  of  8  Pages
          -------                                              ---    ---

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              RALEIGH CAPITAL ASSOCIATES L.P.

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                            (a)  /X/

                                                            (b)  / /
-------------------------------------------------------------------------------
3.  SEC Use Only



-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              AF; WC

-------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                 / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Delaware

-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              80,342 Units

-------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                 / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              19.9%

-------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

              PN

CUSIP No.:  N/A                       14D-1               Page  3  of  8  Pages
          -------                                              ---    ---

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              RALEIGH GP CORP.

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                            (a)  /X/

                                                            (b)  / /

-------------------------------------------------------------------------------
3.  SEC Use Only



-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              N/A

-------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                 / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Delaware

-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              80,342 Units*

-------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                 / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              19.9%

-------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

              CO

-------------------
* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  N/A                       14D-1               Page  4  of  8  Pages
          -------                                              ---    ---

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              ROCKLAND PARTNERS, INC.

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                            (a)  /X/

                                                            (b)  / /

-------------------------------------------------------------------------------
3.  SEC Use Only



-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              N/A

-------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                 / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Delaware

-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              80,347 Units*

-------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                 / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              19.9%

-------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

              CO

-------------------
* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP No.:  N/A                       14D-1               Page  5  of  8  Pages
          -------                                              ---    ---

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              ZEPHYR PARTNERS

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                            (a)  /X/

                                                            (b)  / /

-------------------------------------------------------------------------------
3.  SEC Use Only



-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              N/A

-------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                 / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              New York

-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              80,342 Units*

-------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                 / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              19.9%

-------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

              PN
-------------------
* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                       AMENDMENT NO. 13 TO SCHEDULE 14D-1

     This Amendment No. 13 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10.  ADDITIONAL INFORMATION.

          Item 10(f) is hereby amended as follows:

          The information set forth in the press release, Supplement No. 2 to the Offer to Purchase, Letter to Unitholders, Letter of Transmittal and the Escrow Agreement between the Purchaser and The Herman Group, Inc., copies of which are attached hereto as Exhibits (a)(21), (a)(22), (a)(23), (a)(24) and
(c)(1), respectively, are incorporated herein by reference.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby supplemented by adding the following, copies of which are attached hereto as Exhibits:

          (a)(21)   Press Release dated April 16, 1997
          (a)(22)   Supplement No. 2 to Offer to Purchase dated
                    April 16, 1997
          (a)(23)   Letter to Unitholders
          (c)(1)    Escrow Agreement dated April 16, 1997 between
                    Purchaser and The Herman Group, Inc.

                                   SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997

                                       RALEIGH CAPITAL ASSOCIATES L.P.
                                       By: Raleigh GP Corp., General Partner

                                           By:  /s/  PETER BRAVERMAN
                                              --------------------------------
                                              Name:   Peter Braverman
                                              Title:  Vice President

                                       By: ROCKLAND PARTNERS, INC.,
                                           General Partner


                                           By:  /s/ JONATHAN H. PAUL
                                              --------------------------------
                                           Name:   Jonathan H. Paul
                                           Title:  Vice President

                                       By: ZEPHYR PARTNERS
                                           By: GP Aeolus Inc., General Partner


                                           By:  /s/  EDWARD MATTNER
                                              --------------------------------
                                           Name:   Edward Mattner
                                           Title:  Vice President

                                           By: AREHGP INC., General Partner

                                           By:  /s/ JOHN SALDARELLI
                                              --------------------------------
                                           Name:   John Saldarelli
                                           Title:  President

                                       RALEIGH GP CORP.


                                       By:  /s/  PETER BRAVERMAN
                                          ------------------------------------
                                       Name:   Peter Braverman
                                       Title:  Vice President

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997

                                       ROCKLAND PARTNERS, INC.

                                       By:  /s/  JONATHAN H. PAUL
                                          ------------------------------------
                                       Name:   Jonathan H. Paul
                                       Title:  Vice President

                                       ZEPHYR PARTNERS
                                       By: GP Aeolus Inc., General Partner


                                       By:  /s/  EDWARD MATTNER
                                          ------------------------------------
                                       Name:   Edward Mattner
                                       Title:  Vice President

                                       By: AREHGP INC., General Partner


                                       By:  /s/  JOHN SALDARELLI
                                          ------------------------------------
                                       Name:   John Saldarelli
                                       Title:  President

                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.(a)(21)       Press Release dated April 16, 1997

99.(a)(22)       Supplement No. 2 to Offer to Purchase dated
                 April 16, 1997

99.(a)(23)       Letter to Unitholders

99.(c)(1)        Escrow Agreement dated April 16, 1997 between
                 Purchaser and The Herman Group, Inc.